EXHIBIT B

                             PARSOW PARTNERSHIP LTD.
                                  P. O. BOX 818
                             ELKHORN, NEBRASKA 68022
                                 (402) 289-3217


                                 April 24, 1998

Board of Directors
The Lamaur Corporation
One Lovell Avenue
Mill Valley, CA  94941


Gentlemen:

         The Parsow Partnership wrote to the Lamaur Corporation on March 13 and suggested a meeting as soon as possible among Lamaur's board, operating management and major stockholders to discuss Lamaur's corporate governance and operating strategy. We also indicated our intention to nominate five persons for directorships at Lamaur's 1998 annual meeting, which we expected would be held on or about May 8, 1998. We have received no response to our request for a meeting. Our prior phone calls to the Chairman of your Board have gone unanswered. And to date Lamaur has not announced any timing for a 1998 stockholders' meeting at which the stockholders could express their views with respect to the actions and inactions of Lamaur's Board of Directors.

         We ask that each of you carefully consider your individual fiduciary duties to the stockholders of Lamaur. We are a major stockholder of Lamaur, and together with Elkhorn Partners Limited Partnership own approximately 9.5% of Lamaur's outstanding common stock. The failure of Lamaur management to answer our letters or respond to our phone calls is distressing at the very least. We ask that you take the appropriate the action to promptly announce and hold Lamaur's annual stockholders' meeting, and that you instruct management to make arrangements for a meeting of Lamaur's major stockholders, its Board and operating management during the week of June 8.

                                   Very truly yours,

                                   PARSOW PARTNERSHIP LTD.

                                   By:  /s/ Alan Parsow

                                      Alan Parsow, General Partner